Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company
Cardiome Pharma Corp. (“Cardiome” or the “Company”)
1441 Creekside Drive, 6th Floor
Vancouver, British Columbia
Canada V6J 4S7
Item 2:	Date of Material Change
July 29, 2016
Item 3:	News Release
A news release announcing the material change was issued on July 29, 2016 through Canada Newswire and a copy was subsequently filed on SEDAR.
Item 4:	Summary of Material Change
Cardiome announced that it has closed its previously announced underwritten public offering (the “Offering”) of 11,500,000 common shares from treasury, including the underwriters’ full exercise of their option to purchase 1,500,000 additional shares, at a price to the public of US$3.00 per common share, for aggregate gross proceeds to the Company of US$34,500,000, before deducting the underwriting commission and estimated Offering expenses payable by the Company.
Item 5:	Full Description of Material Change
5.1	Full Description of Material Change
Cardiome announced that it has closed its previously announced Offering of 11,500,000 common shares from treasury, including the underwriters’ full exercise of their option to purchase 1,500,000 additional shares, at a price to the public of US$3.00 per common share, for aggregate gross proceeds to the Company of US$34,500,000, before deducting the underwriting commission and estimated Offering expenses payable by the Company.

Leerink Partners LLC acted as the sole book-running manager in connection with the Offering. Canaccord Genuity, H.C. Wainwright & Co and Cormark Securities acted as co-managers.

Cardiome intends to use the net proceeds from the Offering for the in-licensing of dalbavancin, including for the upfront licensing fee pursuant to the exclusive license agreement with Allergan plc, and for milestone payments related to pricing reimbursements and launches. Any remaining net proceeds from the Offering will be used for general corporate purposes.

The securities described above were offering pursuant to a shelf registration statement (including a prospectus) previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”) on March 2, 2016 and were qualified for distribution in Canada by way of a final prospectus supplement to the Company’s short form base shelf prospectus. A preliminary prospectus supplement and accompanying prospectus relating to the Offering, and a final prospectus supplement and accompanying prospectus relating to the Offering were filed with the SEC. The common shares offered and sold pursuant to the Offering were only offered and sold by the underwriters in the United States.

The Company relied on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as the NASDAQ.

5.2	Disclosure for Restructuring Transactions
Not applicable.
Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7:	Omitted Information
Not applicable.
Item 8:	Executive Officer
Jennifer Archibald, Chief Financial Officer
Telephone: 604-677-6905
Item 9:	Date of Report
August 4, 2016.